MOKO.mobi Limited ACN 111 082 485 ASX:MKB T: +61 2 9299 9690 F: +61 2 9299 9629 Suite 4 Level 9 341 George Street Sydney, NSW, 2000, Australia Website: www.mokosocialmedia.com Email: contact@moko.mobi

June 3, 2014

Mark P. Shuman
Branch Chief – Legal
United States Securities and Exchange Commission
100 F. Street, NW
Washington, D.C. 20549

Re:     MOKO Social Media Limited

Registration Statement on Form F-1
Filed May 19, 2014

File No. 333-196073

Dear Mr. Shuman:

We hereby provide responses to comments issued on May 30, 2014 (the “Staff’s Letter”) regarding the Registration Statement on Form F-1 (File No. 333-196073) (the “F-1”) of MOKO Social Media Limited (the “Company”).

In order to facilitate your review we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

General

1.          We will provide comments on the confidential treatment request separately. Any such comments will need to be resolved prior to the effective date of the registration statement.

COMPANY RESPONSE:

The Company notes the need to resolve comments regarding the request for confidential treatment. The Company believes the additional disclosure reflected on page 62 in the F-1 added in response to prior comment 1 of the letter dated April 21, 2014 regarding its request for confidential treatment addresses the Staff’s request for a discussion of the Company’s likely means of handling any early termination by AISG. In addition, the Company has added disclosure on page 62 of the amended F-1 to clarify that the minimum net revenue requirements apply to each of the two years following June 1, 2014.

Business

Our Technology Platform, page 59

2.          We note your revised disclosure that the agreement with Rackspace ends in July 2014. Please disclose whether this agreement provides for automatic renewal or if its extension requires an agreement by the parties. If the agreement is not automatically renewable, revise your risk factor to specifically address the risks posed by the fixed term of the agreement and the uncertainty regarding its extension to provide additional context for your statement that the loss of services from providers of computer software and hardware systems could disrupt your normal operation.

COMPANY RESPONSE:

The Company hereby supplementally informs the Staff that pursuant to Rackspace’s standard terms and conditions its agreement will automatically renew for successive 30 day periods until otherwise agreed by the parties. The Company’s technical personnel believe, however, that Rackspace will offer a 12 month extension likely with some form of incentive to renew for a full year when the original contract term expires in July 2014, as has been the case previously with Rackspace. In light of the foregoing, no revisions have been made in the amended F-1.

Sales, Marketing and Key Customers, page 60

3.          Your response to prior comment 6, expresses the company’s belief that the precise amount of revenue sharing with each business partner is not material to investors. With regard to your agreement with AISG, it is unclear whether you receive a minority or majority share of the revenues. Further, it appears that you should disclose that the revenue sharing arrangement under the Blue Nation Review agreement did not commence until May 1, 2014.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on pages 62 and 63.

Management, page 66

4.          Mr. McCann serves as the principal accounting and financial officer of the company and performs policy making functions for the company in those roles. Your continued disclosure that Mr. McCann is a non-executive director and the independent Chairman of the company appears inconsistent with the Equity Rule 5605 by Nasdaq where you intend to seek listing for your securities. Please provide your analysis in this respect, or revise. See Rule 405 under the Securities Act. Further, revise the table on page 66 to reflect that Mr. McCann serves as the principal accounting and principal financial officer.

COMPANY RESPONSE:

As previously noted, under the relevant rules of the ASX, Mr. McCann is both a non-executive director and the independent Chairman of the Company. It is not clear to the Company why Mr. McCann not meeting the NASDAQ definition of independence as set forth in Equity Rule 5605 is inconsistent with his designation under the rules of the Company’s home stock market. We note that on page 75 under the heading “Compensation Committee” Mr. McCann was not designated as a committee member satisfying the NASDAQ definition of independence, accordingly the Company does not believe any investor will be confused or misled by the difference in the definitions. As the Staff is aware, the Company has the benefit of IPO transition provisions of the NASDAQ Equity Rules and will be relying upon them accordingly. We have revised the table on page 67 as requested by the Staff although Mr. McCann’s corporate title is not “Principal Accounting and Financial Officer” and note we have not seen any other filing with the Commission containing similar designations in the Management section when corporate officers serve in multiple roles within the registrant.

Consolidated Statements of Profit or Loss and Other Comprehensive Loss for the Half-Year Ended 31 December 2013

Notes to the Financial Statement for the Half Year Ended 31 December 2013

Note 1: Basis of Presentation, page F-60

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5.          In your response to prior comment 12 you state that the interim financial report complies with the minimum components and form and content requirements of IAS 34 “Interim Financial Statements” and you appear to believe presenting revenue and cost of revenue from the sale of goods would not be required. We note that condensed statements at a minimum should include headings and subtotals that were included in the most recent annual financial statements as well as additional line items if their omission would make the condensed interim financial statements misleading. It appears there was a significant increase in revenue generated from the sale of goods for the six months ended December 31, 2013 compared to the six months ended December 31, 2012 as a result of a substantial change in the company’s business, the acquisition of DIL. However, based on the current presentation in the financial statements it seems no such substantial change has occurred. We note you indicated that revenue from the sale of goods is disclosed separately in Note 2; however, Note 2 only presents revenue by segment and it is not clear that all of the revenue in the Mobile Commerce segment was generated from the sale of goods. Please revise to disclose separately the amount of revenue from goods and services in each significant category of revenue or further explain to us why you believe it is appropriate not to separately present revenue from the sale of goods and services and why your current presentation is not misleading. We refer you to paragraph 10 of IAS 34.

COMPANY RESPONSE:

We have revised to disclose separately the amount of revenue from goods and services for the six months ended December 31, 2013 (and comparative period for December 31, 2012) as a result of the change in the Company’s business through the acquisition of DIL.

An additional footnote, Note 3: Revenue from Continuing Operations has been inserted at page F-63 and cross referenced on the Consolidated Statements of Profit or Loss and Other Comprehensive Loss for the Half-Year Ended December 31, 2013, at page F-56.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Greg McCann

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